UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-11037

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Praxair Distribution, Inc. 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Praxair, Inc.
39 Old Ridgebury Road
Danbury, Connecticut 06810-5113

Praxair Distribution, Inc. 401(k) Retirement Plan

Index

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
300 Atlantic Street
P.O.Box 9316
Stamford CT 06904-9316
Telephone (203) 539 3000
Facsimile (203) 539 3001

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Praxair Distribution, Inc. 401(k) Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Praxair Distribution, Inc. 401(k) Retirement Plan (the "Plan") at December 31, 2006 and December 31, 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 3, effective for plan years ended after December 15, 2006, Financial Accounting Standards Board Staff Position, FSP Nos. AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans*, was required to be implemented. Therefore, the presentation of the 2005 and 2006 financial statement amounts include the presentation of fair value with an adjustment to contract value for such investments.

PricewaterhouseCoopers LLP

Stamford, Connecticut
June 20, 2007

Praxair Distribution, Inc. 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
At December 31, 2006 and 2005

	December 31, 2006	December 31, 2005
Assets:		
Investments, at fair value (Note 4)	$ 122,518,513	$ 106,238,691
Loans to participants, at cost	4,870,549	4,342,686
Total Investments	127,389,062	110,581,377
Contributions receivable:		
Participant	30,335	-
Employer	71,927	-
Total Receivables	102,262	-
Total Assets	127,491,324	110,581,377
Liabilities:		
Accrued liabilities	55,030	-
Contribution payable	-	75,696
Total Liabilities	55,030	75,696
Net Assets Available for Benefits at Fair Value	127,436,294	110,505,681
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 3)	335,581	399,901
Net Assets Available for Benefits	$ 127,771,875	$ 110,905,582

The accompanying notes are an integral part of these financial statements.

Praxair Distribution, Inc. 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2006

Additions to Net Assets	
Contributions:	
Participant	$ 6,082,338
Employer	4,400,178
	10,482,516
Investment income:	
Net appreciation in fair value of investments (Note 4)	6,432,118
Dividends	7,663,782
Interest	214,185
	14,310,085
Rollovers from other plans (Note 2)	1,739,934
Transfers from other plans (Note 7)	289,612
Total Additions to Net Assets	26,822,147
Deductions from Net Assets	
Benefits paid to participants	9,700,695
Administrative expenses	236,753
Transfers to other plans (Note 7)	18,406
Total Deductions from Net Assets	9,955,854
Increase in Net Assets	16,866,293
Net Assets Available for Benefits	
Beginning of year	110,905,582
End of year	$ 127,771,875

The accompanying notes are an integral part of these financial statements.

Note 1 - Inception of the Plan
GenEx, LTD, the predecessor company to Praxair Distribution, Inc., previously established a 401(k) profit sharing plan on March 1, 1989. On January 1, 1997, this plan was adopted by Praxair Distribution, Inc. (the "Company") and renamed as the Praxair Distribution, Inc. 401(k) Retirement Plan (the "Plan").

Note 2 - Description of the Plan
The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions. The following information may not apply to employees covered under a bargaining unit agreement.

General
The Plan is a defined contribution plan and is administered by the Administration and Investment Committee for the Praxair Distribution, Inc. 401(k) Plan (the "Administrator"). The Board of Directors of Praxair Distribution, Inc. oversees the activities of the Administrator. The trustee and recordkeeper of the Plan's assets is Fidelity Management Trust Company ("Fidelity"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility
All regular full-time employees (as defined in the Plan) of the Company and any of its affiliates that have adopted the Plan are eligible to participate in the Plan. Part-time employees (as defined in the Plan) of the Company and its participating subsidiaries are eligible to participate in the Plan following their completion of certain minimum service requirements as set forth in the Plan.

Contributions
Participant contributions to the Plan are made through payroll deductions. Contributions for all Plan participants are calculated as a percentage of compensation (as defined in the Plan). Non-highly compensated employees (as defined in the Internal Revenue Code (the "Code")) are allowed to contribute up to 40% of their eligible compensation on either a before-tax or after-tax basis. Highly compensated employees are allowed to voluntarily contribute up to 15% of their eligible compensation to the Plan, of which 9% may be on a before-tax basis. The Plan must meet the actual deferral percentage tests in Section 401(k)(3)(A) of the Code or return excess contributions to participants. All participants' before-tax contributions are limited, however, to an indexed annual amount prescribed by the Internal Revenue Service (the "IRS"), which amounted to $15,000 in 2006 and $14,000 in 2005. All employees who are eligible to make elective deferrals under the Plan and who have attained age 50 before the close of the Plan year may elect to make additional "catch-up" contributions for the Plan year. For 2006, the maximum catch-up contribution amount permitted under the Code was $5,000.

Effective January 1, 2006, all newly hired eligible employees were automatically enrolled in the Plan at a pre-tax contribution rate of 3% of eligible compensation unless the employee affirmatively elects not to participate in the Plan or elects to participate at a different rate. Newly hired eligible employees may also voluntarily elect to enroll in the Plan with an effective date prior to the date they would otherwise be automatically enrolled. Prior to being automatically enrolled in the Plan, each newly hired eligible employee will be provided notice of the Plan's automatic enrollment provisions and is given a period of time during which to opt out of Plan participation.

All participants, including those who are automatically enrolled, may change or suspend their level of Plan contributions at any time.

All regular/full-time employees (as defined in the Plan), except those employed by Praxair Distribution Southeast, LLC ("PDSE"), are immediately eligible for Company contributions as outlined below. Such contributions are subject to a three year vesting schedule. The three year period vesting period begins on the employee's date of hire or adjusted date of hire for a former participant reemployed by the Company, whichever is earlier. Participants employed by PDSE are subject to a two-year service waiting period before being able to receive Company contributions under the Plan and any Company contributions made on behalf of an eligible employee of PDSE are fully vested at all times. In addition, part-time employees are only eligible to receive Company contributions through the Plan after their completion of certain minimum service requirements as set forth in the Plan.

The Company will make a contribution on behalf of eligible employees according to the following table. One Age & Service Point is granted for each year of age, and one point for each full year of Company service. Points are determined at the beginning of the Plan year. The Company contribution is a percent of compensation (as defined in the Plan). The contribution will be made at the end of each pay period.

Age & Service Points	Under 30 points	30 - 39 points	40 - 49 points	50 - 54 points	55 or more points
Company Contribution	2.0%	2.5%	3.0%	4.0%	5.0%

Vesting
Participants are at all times fully vested in their own contributions, Company contributions made prior to July 1, 2004, and rollover contributions. All participants, except those employed by PDSE, become fully vested in Company contributions made after July 1, 2004 after completing three years of service (as defined in the Plan). Participants who are employees of PDSE are at all times fully vested in all Company contributions made on their behalf. Unvested Company contributions are forfeited upon employment termination and may be used to reduce future Company contributions or for Plan expenses.

Investment Options
Plan participants may, subject to certain restrictions, direct the investment of their Plan accounts among various investment options offered by the Plan as listed below.

Mutual Funds
Common Trusts
Praxair Common Stock Fund*
Praxair Discounted Stock Fund* *(acquired at 95% of market price effective December 1, 2005; acquired at 90% of market price prior to December 1, 2005)*

*Party-in-interest

Participant contributions into the Praxair Discounted Stock Fund are limited to payroll deductions. No exchanges into the fund are allowed. Certain other restrictions apply to investments in the Praxair Discounted Stock Fund, as defined in the Plan's provisions. Participants are limited to a maximum of 12 sales per twelve-month period from the Praxair Common Stock Fund and one sale per twelve-month period from the Praxair Discounted Stock Fund.

Dividend Payout on Company Stock Funds
A dividend payout feature allows participants to elect to receive any future dividends from the Praxair Common Stock Fund and the Praxair Discounted Stock Fund in cash as taxable distributions, rather than having such dividends reinvested in the Plan. A portion of the Plan, consisting of the Praxair Common Stock Fund and the Praxair Discounted Stock Fund has been designated as an Employee Stock Ownership Plan ("ESOP"). This designation as an ESOP has no other effect on benefits under the Plan.

Withdrawals and Distributions
Plan participants may withdraw after-tax contributions from their account balances while working and, in limited cases (as defined in the Plan's provisions), may withdraw before-tax contributions. Mandatory distributions from the Plan are required starting no later than April 1 of the year following the year in which a participant attains age 70½ or retires from service with the Company.

Loans
The Plan generally permits participants to borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their account balances. Participants are permitted to have two loans outstanding at any time. Certain other restrictions apply, as defined in the Plan's provisions.

Loans are repaid during fixed terms not to exceed five years (thirty years for principal home loans). Principal and interest is paid ratably through payroll deductions. The loans are collateralized by the balance in the participant's account and bear interest at fixed rates determined at loan inception. The loan interest rate is set quarterly equal to 1% less than the prime rate. Interest rates on outstanding loans as of December 31, 2006, ranged from 3.00% to 10.50% with various dates of maturity through 2036. A loan application fee of $35 is charged for each new loan.

Rollovers
Rollovers represent transfers of account balances of certain participant contributions into certain investments of the Plan from other qualified plans or individual retirement accounts.

Unclaimed Benefits and Forfeitures
The benefit payable on behalf of a participant who cannot be located by the Administrator is forfeited at a time determined by the Administrator and will be distributed in a direct rollover to an individual retirement plan designed by the Administrator. However, the forfeiture will be restored to the Plan by the Administrator if such participant subsequently makes a valid claim for the benefit.

Under the Plan's provisions, forfeitures of non-vested Participants' Company contributions shall be applied at the Company's discretion, to pay the Plan's administrative expenses or reduce future Company contributions. Forfeited amounts of non-vested Company contributions totaled $49,150 and $44,558 in 2006 and 2005, respectively.

Note 3 - Summary of Significant Accounting Policies

Method of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

New Accounting Pronouncement

As described in Financial Accounting Standards Board Staff Position, Nos. AAG INV-1 and SOP94-4-1, *Reporting of Fully Benefit – Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. Prior year balances have been reclassified accordingly. The Statement of Changes in Net Assets Available for Benefits is prepared on the contract value basis.

Payment of Benefits

Benefits are recorded when paid.

Participants' Account Activity

Participant accounts are credited with participant contributions and contributions from the Company, and an allocation of the Plan earnings, which is based on the participant account balances, and their accounts are charged for withdrawals and administrative expenses.

Investment Valuation and Income Recognition

Plan investments are reported at market value, based upon quoted market prices, except for loans to participants, which are carried at cost, which approximates fair value. However, the Fidelity Managed Income Portfolio II is stated at fair value in accordance with the provisions of the FSP. Market value represents contributions made plus earnings, less Plan withdrawals and administrative expenses. Funds are valued on a daily basis. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The fair value per unit of investments in common trusts is determined by each fund's trustee based on the fair value of the underlying securities within that fund.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates, of which the most significant is the fair value of investments.

Risks and Uncertainties
The Plan provides for various investment options that invest in any combination of stocks, bonds, fixed income securities and other investment securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Note 4 – Investments
Individual investments held by the Plan that exceed five percent of the Plan's net assets available for benefits at December 31, 2006 and 2005, respectively, are noted below:

	2006	2005
Fidelity MIP II Class 3 Fund (contract value - $28,323,783 and $27,281,401, respectively)	$ 27,988,202	$ 26,881,500
MSIFT U.S. Small Cap Value Portfolio	$ 24,547,193	$ 20,736,736
Spartan U.S. Equity Index Fund	$ 14,138,805	$ 13,146,023
Praxair Common Stock Fund	$ 9,960,280	$ 7,758,245
Fidelity Magellan Fund	$ 8,756,160	$ 7,929,690
Fidelity International Discovery Fund	$ 6,484,990	*
Vanguard Life Strategy Moderate Growth Fund	$ 6,420,277	$ 5,671,408
MSIFT Core Plus Fixed Income Portfolio	*	$ 5,971,798

* Not applicable, investment amount is below five percent

The Fidelity Managed Income Portfolio ("MIP") II Class 3 Fund, a commingled pool, is a stable value fund that may invest in investment contracts issued by insurance companies and other financial institutions, fixed income securities and money market funds and is presented in the financial statements at fair value and is adjusted to contract value because such investments are fully benefit-responsive investment contracts. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value during the term of the contract. There is no reserve against the contract value for credit risk of the contract issuer or otherwise. The investment contract and fixed income security commitments are backed solely by the financial resources of the issuer. If an event occurs that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. Certain events limit the ability of the Plan to transact at contract with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial termination or merger with another plan); (ii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g. divestitures or spin-offs of a subsidiary which cause a significant withdrawal from the plan. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable. The average yield based on actual earnings was approximately 5% and 4% at December 31, 2006 and 2005, respectively. The average yield based on interest credited to participants was approximately 4% at December 31, 2006 and 2005, respectively.

During 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Year Ended December 31, 2006
Mutual Funds	$ 4,775,819
Praxair Common Stock Fund	949,409
Praxair Discounted Stock Fund	591,373
Common Trust	115,517
	$ 6,432,118

Note 5 - Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 31, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since the date it was submitted to the Internal Revenue Service, the Plan Administrator and external counsel believe that in design and operation, it continues to operate in accordance with applicable law.

Note 6 - Plan Expenses

Administrative fees are paid by the Plan in accordance with Plan provisions and allocated to Plan participant accounts based upon account balances. In 2006, participants were charged an annual rate of 0.08% of their account balance on a monthly basis. These fees, which are accumulated and paid out of the Fidelity Cash Reserves Fund, are intended to cover all administrative expenses incurred by the Plan. To the extent deductions from participant accounts were insufficient to cover the total cost of the Plan in 2006, the difference was paid by the Company. No Plan expenses were paid by the Company during the year 2006.

Note 7 – Transfers of Participants

Participant Plan account balances are reflected by the recordkeeper, Fidelity, as of the closing date per the financial statements. Participants who transfer between the Company and/or any of its affiliates during the Plan year have their respective balances reflected in the 401(k) plan of the affiliate by whom they are employed at year-end.

Note 8 – Parties-in-Interest Transactions
Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Certain Plan investments include shares of common stock of Praxair, Inc., therefore, these transactions qualify as party-in-interest transactions.

Note 9 – Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan's provisions to terminate the Plan at its sole discretion. Upon such termination, the net assets of the Plan will be distributed or sold exclusively for the benefit of the participants (or their beneficiaries).

Note 10 – Subsequent Events
Effective January 1, 2007, according to Federal Law, the Plan must allow participants to move any portion of their account invested in Company stock funds into other investment alternatives available under the Plan, without the imposition of any restrictions that are not also imposed by the Plan on the other available investment options. The Plan must allow participants to move any portion of their account invested in Praxair Common Stock Fund or the Praxair Discounted Stock Fund into any other investment alternatives available under the Plan, without the imposition of any restrictions not imposed by the Plan on other available plan investments. As a result, the Praxair Discounted Stock Fund was eliminated as of March 30, 2007. All existing balances in the Praxair Discounted Stock Fund were transferred to the Praxair Common Stock Fund as of March 30, 2007 and, thereafter, will be invested in accordance with each participant's investment directions. The trading limitations identified in Note 2 imposed on the Praxair Common Stock Fund were eliminated effective March 31, 2007; limitations on the Praxair Discounted Stock Fund were eliminated effective March 30, 2007.

Praxair Distribution, Inc. 401(k) Retirement Plan
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2006

*	Fidelity MIP II Class 3 Fund***	Common/Collective Trust	**	$ 27,988,202
	MSIFT U.S. Small Cap Value Portfolio	Mutual Fund	**	24,547,193
	Spartan U.S. Equity Index Fund	Mutual Fund	**	14,138,805
*	Praxair Common Stock Fund	Stock Fund	**	9,960,280
*	Fidelity Magellan Fund	Mutual Fund	**	8,756,160
*	Fidelity International Discovery Fund	Mutual Fund	**	6,484,990
	Vanguard LifeStrategy Moderate Growth Fund	Mutual Fund	**	6,420,277
	MSIFT Core Plus Fixed Income Portfolio	Mutual Fund	**	6,093,360
*	Praxair Discounted Stock Fund	Stock Fund	**	5,344,097
	Columbia Acorn Fund Class Z	Mutual Fund	**	3,641,307
*	Fidelity Equity Income Fund	Mutual Fund	**	3,133,583
	Vanguard Life Strategy Income Fund	Mutual Fund	**	2,956,922
	PIMCO Emerging Markets Bond Fund	Mutual Fund	**	1,519,343
	International Index Fund	Common/Collective Trust	**	891,334
	Wellington TC Growth Portfolio	Common/Collective Trust	**	642,660
	Total assets at fair value			122,518,513
	Adjustment from fair value to contract value for interest in common trust relating to fully-benefit responsive investment contracts - Fidelity MIP II Class 3 Fund			335,581
	Total investments, as adjusted			122,854,094
*	Participant Loans	Interest rates ranging 3.00% to 10.50%; maturities through 2036	**	4,870,549
	Total assets held for investment purposes			$ 127,724,643

* Party-in-interest

** Cost information is not required for participant directed investments and therefore, is not included

*** Stated at fair value, with adjustment to contract value below

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Praxair Distribution, Inc. 401(k) Retirement Plan

Date: June 20, 2007

By: J S Sawyer

James S. Sawyer,
Member of the Administration and Investment Committee for the Praxair Distribution, Inc. 401(k) Retirement Plan

(On behalf of the Plan)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 33-87274, 33-48478 and 333-81248) of Praxair, Inc. of our report dated June 20, 2007 relating to the financial statements of The Praxair Distribution, Inc. 401(k) Retirement Plan, which appears in this
Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Stamford, Connecticut
June 20, 2007

END